February 3, 2020

Jerome A. Grant
Chief Executive Officer
Universal Technical Institute, Inc.
16220 North Scottsdale Road, Suite 500
Scottsdale, AZ 85254

       Re: Universal Technical Institute, Inc.
           Registration Statement on Form S-3
           Filed January 29, 2020
           File No. 333-236146

Dear Mr. Grant:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services